SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month April 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

April 2, 2012

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES

CONASEV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

In the Annual Shareholder’s Meeting, held on March 30, 2012 the following items were approved with the required quorum being represented:

•	the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2011 including the report of the independent auditors of the Company thereon Medina, Zaldivar, Paredes y Asociados, a member firm of Ernst & Young Global;

•	an annual remuneration of US$ 100,000 for each member of the Board of Directors that does not receive a compensation for that role in a Credicorp’s subsidiary, and an annual remuneration of US$ 40,000 for Directors members or advisors of the Audit Committee; and

•	the designation of Medina, Zaldívar, Paredes y Asociados, a member firm of Ernst & Young Global, as the external auditors of the Company to hold office for the financial year 2012, and the delegation to the Board of Directors to approve the auditor’s annual fees .

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative